Exhibit 9.1

NOMINATING AND VOTING AGREEMENT

This NOMINATING AND VOTING AGREEMENT (“Agreement”) is dated as of May 29, 2008, by and among John E. Crisp (“Crisp”), Charles C. Forbes, Jr. (“C. Forbes”), Janet Forbes (“J. Forbes”) and Forbes Energy Services Ltd., an exempted company organized under the laws of Bermuda (the “Company”).

WHEREAS, contemporaneously with the effectiveness hereof, Crisp, C. Forbes and J. Forbes have acquired shares of Class B Shares, par value $.01 per share (“Class B Shares”), of the Company, which shares constitute approximately ninety percent (90%) of the issued and outstanding share capital of the Company;

WHEREAS, the Amended and Restated Bye-laws of the Company (the “Bye-laws”) provide that for as long as the holders of the Class B Shares own at least fifty percent (50%) of the total issued and outstanding share capital of the Company, including any Common Shares (as defined below) that may have been converted from Class B Shares, such holders shall have the right to nominate and elect a majority of the Board (as defined below);

WHEREAS, the Bye-laws of the Company provide that for as long as the holders of Class B Shares own less than fifty percent (50%) but at least twenty-five percent (25%) of the total issued and outstanding share capital of the Company, including any Common Shares that may have been converted from Class B Shares, such holders shall have the right to nominate and elect such number of directors commensurate with their ownership percentage, such number not to be less than two; and

WHEREAS, the parties hereto desire to enter into certain agreements with respect to the governance of the Company.

NOW, THEREFORE, in consideration of the respective covenants and promises made below by each of the parties hereto, such parties, intending to be legally bound hereby, do hereby agree as follows:

1. Definitions. As used in this Agreement, the following terms have the meanings indicated:

Affiliate means, with respect to a Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to a Person, means the direct or indirect possession of the power, independently or as part of an organized group, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise and with respect to an individual, such individual’s spouse.

Board means the Board of Directors from time to time of the Company.

Business means the provision of production-focused oilfield services relating to new or existing oil and natural gas wells and associated operations, including fluid handling, well servicing, workovers, maintenance and completion services, plugging and abandoning services, and tubing testing and other related oilfield services.

Class B Shares means the Class B Shares, par value $.01 per share, of the Company, which shares are convertible at any time at the discretion of each holder into Common Shares.

Common Shares means the common shares, par value $.0l per share, of the Company.

Covered Shares means the Class B Shares and Common Shares held by Crisp, C. Forbes and J. Forbes and their respective successors and assigns and any shares of capital stock of the Company issued in exchange for, as a dividend on, or in replacement or upon conversion of, or otherwise issued in respect of such Class B Shares or Common Shares (including Class B Shares and Common Shares issued in a bonus issue, share dividend, split, subdivision or recombination or pursuant to the exercise of preemptive rights, whether contractual or statutory).

Holder means Crisp, C. Forbes or J. Forbes or their respective successors or assigns, and Holders means Crisp, C. Forbes and J. Forbes and their respective successors and assigns.

Person means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or political subdivision, agency or instrumentality thereof or other entity or organization of any kind.

Reorganization Agreement means the Agreement and Plan of Reorganization dated as of May 29, 2008 by and among Crisp, C. Forbes, J. Forbes, the Company, Forbes Energy Services LLC, a Delaware limited liability company, and the other members of Forbes Energy Services LLC.

Restricted Securities means any Covered Shares until such time as they have been (i) distributed to the public pursuant to a registration statement covering such securities that has been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) or any similar schedule or form under the similar laws of another jurisdiction, and disposed of pursuant to such effective registration statement or (ii) distributed to the public in accordance with the provisions of Rule 144 (or any similar provision then in force) under the Securities Act or the similar laws of another jurisdiction.

2. Nomination of Board Designees

The Holders shall have the right to designate a majority of the members of the Board for election by the holders of the voting Common Shares, such individuals to be mutually agreed upon by the Holders (the “Board Designees”). If the Holders are unable to mutually agree upon whom shall be the Board Designees, the Holders agree to use good-faith best efforts to nominate Crisp, C. Forbes and J. Forbes as the Board Designees.

3. Agreement to Vote

(a) Each Holder shall vote any Common Shares that such Holder owns as provided in subsections 3(b) and (c) below and shall instruct the Board Designees to take such action as may reasonably be required to ensure that each Board Designee is nominated and elected a member of the Board.

(b) Each Holder shall vote any Common Shares that such Holder owns in the election of directors while this Agreement is in effect for election of each of the Board Designees as director of the Company and none of Crisp, C. Forbes or J. Forbes nor their successors or assigns shall vote any Common Shares that such Holder owns in favor of removal of any Board Designee designated pursuant to this Agreement unless 100% of the Holders request such removal.

(c) Each Holder shall vote any Common Shares that such Holder owns in the election of directors, and shall instruct the Board Designees to take such action as may reasonably be required, to ensure that if a Board Designee, subsequent to election to the Board, shall resign or be removed from the Board (the “Departed Director”), such vacancy shall be filled only by a person nominated by the Holders, as set forth on Schedule 1 hereto (or as subsequently modified pursuant hereto), but only if the Holders are entitled hereunder, at the time such vacancy is filled, to nominate for election the Departed Director.

(d) Each Holder shall vote any Common Shares that such Holder owns, and shall instruct the Board Designees to take such action as may be reasonably required to provide that each subsidiary of the Company has a manager or board of directors comprised of one or more Board Designees.

4. Matters Requiring Unanimous Vote of the Holders. Unless 100% of the Holders approve the taking of any action of the nature set forth below, the Holders agree that they will instruct the Board Designees to vote against the taking of any such action:

(a) the issuance by the Company of any additional Class B Shares or Common Shares or any other debt or equity securities, the making of any calls or the forfeiture of any securities by the Company, the reduction of the Company’s issued capital, the redemption by the Company of any redeemable shares otherwise than as required by the terms of their issuance, the purchase by the Company of its own shares, the alteration of any rights attaching to any shares in the capital of the Company or any other recapitalization of the Company;

(b) the formation or acquisition of any subsidiary of the Company, the sale or other disposition by the Company of any debt or equity securities in a subsidiary of the Company, the making of any calls or the forfeitures of any securities of any subsidiary of the Company, the reduction of the issued capital of a subsidiary of the Company, the redemption by any subsidiary of the Company of any redeemable shares otherwise than as required by the terms of their issue, the purchase by a subsidiary of the Company of its own shares, the alteration of any rights attaching to any shares in the capital of any subsidiary of the Company or any other recapitalization of a subsidiary of the Company; or

(c) any decision to increase or reduce the number of members of the Board or the number of seats of the Board which the holders of the Class B Shares may designate.

5. Termination of Voting Agreement. Notwithstanding anything to the contrary contained herein, this Agreement shall terminate on the occurrence of any of the following events:

(a) the bankruptcy or dissolution of the Company;

(b) ownership by J. Crisp, C. Forbes or J. Forbes of all of the then issued and outstanding share capital of the Company;

(c) the execution of a written instrument terminating this Agreement by all parties then owning Covered Shares; or

(d) ten years following the date of execution of this Agreement.

6. Miscellaneous Provisions.

(a) The parties hereto severally agree that, except for this Agreement, (i) they are not parties to any other voting agreement that conflicts with the terms hereof and (ii) they shall not enter into any agreement which purports to govern their exercise of the voting power of their Common Shares in a manner inconsistent with the terms hereof.

(b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that nothing contained herein shall bind or obligate any subsequent transferee of Covered Shares that are not Restricted Securities at the time of the transfer to the terms and conditions hereof.

(c) The parties hereto agree that there is no adequate remedy at law to protect the parties or any of them for a breach of this Agreement and that this Agreement may therefore be specifically enforced in accordance with the principles of equity and all reasonable attorneys’ fees and other costs incurred by any party hereto who seeks to enforce the terms of this Agreement shall be paid by the party or parties held to be in violation hereof.

(d) Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and, to the extent permitted by law, any determination of invalidity, illegality or unenforceability in any jurisdiction shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

(e) The provisions of this Agreement shall govern in the event of any conflict between the provisions of this Agreement and the Memorandum of Association or the Bye-laws of the Company, as the same exist at present and as they may be hereafter amended, except and only to the extent that such provisions of this Agreement would be contrary to law.

(f) The certificates representing Covered Shares shall be legended to refer to this Agreement as follows:

The Shares represented by this certificate are subject to the terms, conditions and agreements contained in that certain Nominating and Voting Agreement dated as of May 29, 2008 among John E. Crisp, Charles C. Forbes, Jr., Janet Forbes and Forbes Energy Services Ltd. The Holder (as defined in such Nominating and Voting Agreement) of this certificate takes the same subject to all of the terms and conditions of such Nominating and Voting Agreement and is bound thereby and entitled to the benefits thereof. The Holder hereof, by accepting this certificate, ratifies and adopts such Nominating and Voting Agreement.

(g) This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which taken together shall constitute but one instrument.

(h) This Agreement shall be subject to and governed by the laws of the State of Delaware.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date first above written.

THE COMPANY:

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	President and Chief Executive Officer

/s/ John E. Crisp
John E. Crisp

/s/ Charles C. Forbes, Jr.
Charles C. Forbes, Jr.

/s/ Janet Forbes
Janet Forbes

Signature Page to Nominating and Voting Agreement